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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)

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                              TAUBMAN CENTERS, INC.
                            (Name of Subject Company)


                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    876664103
                      (CUSIP Number of Class of Securities)



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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)



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                                  WITH COPIES TO:

       CYRIL MOSCOW               JEFFREY H. MIRO           ADAM O. EMMERICH
HONIGMAN MILLER SCHWARTZ AND      KENNETH H. GOLD           TREVOR S. NORWITZ
         COHN, LLP             MIRO, WEINER & KRAMER         ROBIN PANOVKA
2290 FIRST NATIONAL BUILDING   38500 WOODWARD AVENUE,   WACHTELL, LIPTON, ROSEN
    660 WOODWARD AVENUE              SUITE 100                  & KATZ
DETROIT, MICHIGAN 48226-3583     BLOOMFIELD HILLS,         51 WEST 52ND STREET
      (313) 465-7000               MICHIGAN 48303       NEW YORK, NEW YORK 10019
                                  (248) 646-2400            (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 16 amends and supplements the Solicitation/ Recommendation
Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (as subsequently amended, the "Schedule 14D-9"), by Taubman Centers, Inc., a Michigan corporation (the "Company" or "Taubman Centers") relating to the tender offer made by Simon Property Acquisitions, Inc. ("Offeror"), a wholly owned subsidiary of Simon Property Group, Inc. ("Simon") and Westfield America, Inc. ("Westfield"), as set forth in a Tender Offer Statement filed by Simon on Schedule TO, dated December 5, 2002 (the "Schedule TO") and a Supplement to the Offer to Purchase, dated January 15, 2003 filed by Simon on Schedule TO-T/A (Amendment No. 6) (the "Supplement"), to pay $20.00 net to the seller in cash, without interest thereon, for each Common Share, upon the terms and subject to the conditions set forth in the Schedule TO and the Supplement. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3(a) is hereby amended and supplemented by adding thereto the following:

         PASS-THROUGH VOTING AGREEMENTS

         The following persons each individually signed a Pass-Through Voting Agreement, a form of which is filed as Exhibit (a)(42): Robert S. Taubman; William S. Taubman; Gayle T. Kalisman; The A. Alfred Taubman Restated Revocable Trust, as amended and restated in its entirety by Instrument dated March 12, 2002; TRA Partners; Taub-Co Holdings LLC, TG Partners Limited Partnership; TG Acquisitions; Taubman Realty Ventures LLC and R&W-TRG, LLC.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

Item 7 is hereby amended and supplemented by adding thereto the following:

         On February 10, 2003 the Company announced the expansion of its Common Share repurchase program by $100,000,000. Further details relating to the Company's repurchase program are contained in a Rule 13e-1 Transaction Statement filed by the Company with the Securities and Exchange Commission on February 10, 2003.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

(a)      LEGAL MATTERS

Item 8(a) is hereby amended and supplemented by adding thereto the following:
         On February 5, 2003, Simon and the Offeror filed a Second Amended Complaint for Declaratory and Injunctive Relief in the United States District Court for the Eastern District of Michigan against Taubman Centers, Inc., A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne,

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Graham T. Allison, Peter Karmanos, Jr., William S. Taubman, Allan J. Bloostein,
Jerome A. Chazen, and S. Parker Gilbert, alleging, among other things, breach of fiduciary duty. The Second Amended Complaint adds as a plaintiff Mr. Randall J. Smith (whom the Second Amended Complaint identifies as Executive Vice President of Westfield) and also includes allegations purporting to reflect certain changes to the Offer subsequent to the filing of the First Amended Complaint on December 27, 2002.

ITEM 9.  EXHIBITS.
Item 9 is hereby amended and supplemented by adding thereto the following:

EXHIBIT NO.                    DESCRIPTION
___________                    ___________

(a)(40) Partial transcript of Fourth Quarter 2002 Conference Call held on February 10, 2003

(a)(41) Second Amended Complaint for Declaratory and Injunctive Relief titled Simon Property Group, Inc., Simon Acquisitions, Inc., and Randall J. Smith v. Taubman Centers, Inc., A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne, Graham
                               T. Allison, Peter Karmanos, Jr., William S.
                               Taubman, Allan J. Bloostein, Jerome A. Chazen, and S. Parker Gilbert, filed on February 5, 2003 in the United States District Court in the Eastern District of Michigan

(a)(42)                        Form of Pass-Through Voting Agreement


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2003                Taubman Centers, Inc.


                                         By: /s/ Robert S. Taubman
                                            ____________________________________
                                            Robert S. Taubman
                                            Chairman of the Board, President and
                                            Chief Executive Officer



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                                 EXHIBIT INDEX

EXHIBIT NO.                    DESCRIPTION
___________                    ___________

(a)(40) Partial transcript of Fourth Quarter 2002 Conference Call held on February 10, 2003

(a)(41) Second Amended Complaint for Declaratory and Injunctive Relief titled Simon Property Group, Inc., Simon Acquisitions, Inc., and Randall J. Smith v. Taubman Centers, Inc., A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne, Graham
                               T. Allison, Peter Karmanos, Jr., William S.
                               Taubman, Allan J. Bloostein, Jerome A. Chazen, and S. Parker Gilbert, filed on February 5, 2003 in the United States District Court in the Eastern District of Michigan

(a)(42)                        Form of Pass-Through Voting Agreement